[Global Crossing Limited Logo]

January 20, 2010

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE: Global Crossing Limited

Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 4, 2009

File No. 1-16201

Dear Mr. Spirgel:

Reference is made to the letter of the Staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") dated December 15, 2009 with respect to the Form 10-K of Global Crossing Limited ("GCL;" together with its consolidated subsidiaries, the "Company") for the fiscal year ended December 31, 2008, filed on March 4, 2009. Reference is also made to the letter of the undersigned dated December 30, 2009 responding to the Staff's December 15, 2009 letter. In light of a telephonic discussion regarding the subject matter of such letters that took place during the week of January 4, 2010 among Robert S. Littlepage, Jr., the Staff's Accounting Branch Chief; Melissa Hauber, the Staff's Senior Staff Accountant; Robert Klug, the Company's Chief Accounting Officer; and Mitchell Sussis, the Company's Deputy General Counsel, the Company hereby supplements its response with the additional background information and analysis set forth below.

BACKGROUND

GCL is the direct or indirect parent of over 100 subsidiaries with operations in North America, Europe, Latin America and a portion of the Asia/Pacific region. GCL's subsidiaries are all wholly-owned and are all consolidated for financial reporting purposes. GCL itself is a holding company with no independent assets or operations (other than those relating to capital raising and other activities typical of a holding company).

As of December 31, 2008, the Company had a consolidated total shareholders' deficit of ($246) million (as adjusted in its Form 8-K filed on May 7, 2009). Certain of the Company's subsidiaries have a negative standalone net equity position after eliminating intercompany accounts ("Standalone Net Deficit") and the remainder have a positive standalone net asset position after eliminating intercompany accounts ("Standalone Net Assets"). Collectively, those entities with Standalone Net Deficits had deficits aggregating ($756) million.

To the best of the Company's knowledge, its only subsidiaries that are presently subject to restrictions on transferability of assets within the meaning of Rules 4-08(e)(3)(ii) and 12-04 of Regulation S-X are Global Crossing (UK) Telecommunications Ltd., the Company's primary operating subsidiary in the U.K. (together with its consolidated subsidiaries, "GCUK"), and Global Crossing Venezuela S.A., the Company's primary operating subsidiary in Venezuela ("GC Venezuela"). As of December 31, 2008, GCUK had a Standalone Net Deficit of ($103) million and GC Venezuela had Standalone Net Assets of $84 million. GCUK's restrictions on transferability arise out of contractual limitations on asset transfers imposed by the indenture for its Senior Secured Notes due 2014. GC Venezuela's restrictions arise out of the foreign exchange control regime in Venezuela, under which governmental approval is required to exchange bolivars into U.S. dollars at the official exchange rate, which is the rate currently used by the Company to record GC Venezuela's assets, liabilities and transactions. GC Venezuela does, however, have the ability to convert bolivars into U.S. dollars using the parallel market without restrictions of the type contemplated by Rules 4-08(e)(3)(ii) and 12-04, although the exchange rate prevailing on the parallel market is less favorable than the official rate.

ANALYSIS

As applied to the Company, the disclosures required by Rules 4-08(e)(3)(ii) and 12-04 of Regulation S-X would be triggered if the restricted net assets of the Company's subsidiaries were to exceed 25 percent of the Company's consolidated net assets as of the end of the most recently completed fiscal year (the "25% Test"). Although Regulation S-X does not specifically address the treatment of entities with net deficits for purposes of this calculation, SAB Topic 6-K indicates in Question 3 that a subsidiary whose liabilities exceed its assets would not be considered to have any assets for purposes of this test. (Thus, GCUK, which is currently in a net deficit position, cannot trigger the 25% Test.) For similar reasons, the Company believes that, for purposes of the 25% Test, consolidated net assets should be adjusted to exclude any subsidiary with a Standalone Net Deficit (i.e., by adding back the deficit of any such subsidiary). The fact that certain subsidiaries have negative net assets has little or no bearing on GCL's access to the net assets of those subsidiaries with positive net assets.

The adjustment methodology proposed by the Company was addressed in the discussion document of the AICPA SEC Regulations Committee Joint Meeting with SEC Staff on June 20, 2006 regarding the topic, "Whether Parent Company Financial Information Is Required When the Registrant has a Consolidated Shareholders' Deficit." That discussion document sets forth four "Views" that might be considered in these circumstances. Our analysis herein is based on the Company's belief that "View D," which the AICPA SEC Regulations Committee concluded "is a more reasonable and appropriate approach," is the most appropriate approach in the Company's circumstances. In this regard, the Company acknowledges that the SEC Staff position outlined in the discussion document takes a different "View" and further indicates that "registrants should consult with the staff if they have a specific fact pattern which would lead to an answer that would provide more meaningful disclosure to investors." In the Company's opinion, as discussed further below, "View D" most appropriately measures the significance of the Company's subsidiaries' restricted net assets in comparison to the Company's consolidated totals. As a point of reference, it should be noted that GC Venezuela's assets constituted only 5% of consolidated assets as of December 31, 2008.

Applying the methodology described in "View D" of the above-referenced discussion document to the Company, the Company's consolidated shareholders' deficit of ($246) million as of December 31, 2008 would be adjusted by the aggregate Standalone Net Deficit position of ($756) million of the Company's subsidiaries having such a deficit, resulting in adjusted consolidated net assets of $510 million. This would be the denominator for purposes of the 25% Test.

As for the numerator, the maximum value would be $84 million, which is GC Venezuela's Standalone Net Assets as of December 31, 2008. In fact, GC Venezuela's restricted net assets may be deemed to be less than this amount since it has the ability to access the parallel market to transfer cash to GCL without restrictions of the type contemplated by Rules 4-08(e)(3)(ii) and 12-04 of Regulation S-X, albeit at a less favorable exchange rate than the official rate.

Based on the above analysis, GC Venezuela's restricted net assets constituted no more than approximately 16.5 percent of the Company's adjusted consolidated shareholders' equity as of December 31, 2008. The Company therefore does not believe that the 25% Test was triggered as of that date.

The Company believes that the methodology employed above will not result in the omission of meaningful information to investors for the following reasons. First, the Company already discloses the qualitative information regarding GC Venezuela contemplated by Rule 4-08(e)(3)(i) and the Company intends to include in future periodic reports the quantitative information regarding GC Venezuela contemplated by Rule 4-08(e)(3)(ii). Second, after the Company completes a registered exchange offer for its 12% Senior Secured Notes due 2015 (which is expected to occur prior to September 30, 2010), Rule 3-10(f)(4)(i) of Regulation S-X will require consolidating condensed financial information to be included in a note to the Company's consolidated financial statements that will separately disclose the condensed financial information of GCL contemplated by Rule 12-04. Third, the disclosures regarding material contingencies, long-term obligations, redeemable stock requirements and guarantees of GCL contemplated by Rule 12-04 would be essentially duplicative of the information regarding those matters already disclosed in the footnotes to the Company's consolidated financial statements (it being understood that such footnotes do not in all cases distinguish between items that apply to GCL itself versus items that apply to one or more of its consolidated subsidiaries). And finally, since GCL is a mere holding company with no independent assets or operations (other than those relating to capital raising and other activities typical of a holding company), the condensed unconsolidated financial information contemplated by Rule 12-04 would not provide meaningful information to investors regarding the relative quantification of restricted net assets versus unrestricted net assets.

For the reasons hereinabove provided, the Company respectfully requests the Staff to indicate that it will not object if the Company proceeds to apply Rules 4-08(e)(3)(ii) and 12-04 of Regulation S-X in the manner contemplated above.

* * * *

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned at (973) 937-0333.

Very truly yours,

/s/ John A. Kritzmacher___________
Name: John A. Kritzmacher
Title: EVP and Chief Financial Officer

cc: Michael Rescoe, Audit Committee Chairman

John J. Legere, CEO